Exhibit 17.1

VIA EMAIL

Dear Mr. Green,

I am writing to hereby resign from the Board of Directors of Pineapple Financial (NYSE American: PAPL) effectively immediately due to serious corporate governance concerns surrounding how the company is managed as public company and your lack of leadership as Chairman of Pineapple Financial.

1)	Mr. Dasgupta and Mr. Marin have repeatedly failed to seek assistance from accounting professionals in relation to the cleansing of the pre-IPO shares and financial governance concerns raised by the Ontario Securities Commission. By managing the process themselves without financial and accounting support (i.e., failed budget forecasts) they have significantly delayed the cleansing of the pre-IPO shares which has resulted in shareholder destruction for Centurion One Capital shareholders that invested in the $9.3M financing led by Centurion One Capital banking professionals. There has been a violation of a duty of care from management which has amounted to gross negligence, and it would be prudent that an independent accounting firm be engaged to review the actions taken by Mr. Dasgupta and Mr. Marin since the company’s IPO.

2)	My request to call a board meeting was declined by you which has resulted in my inability to act in good faith and in the honest belief that the current actions taken by Mr. Dasgupta and Mr. Marin are in the best interest of the company. Namely, I have not been given the ability to demonstrate that I have adequately considered all material information (i.e., going concern of Pineapple Financial and recent loan agreement) available to me and relevant in making prudent governance decision making in light of Pineapple Financial continuing as a going concern. You asked me to have a call with Mr. John Muffolini whose performance was noteworthy of an Oscar nomination – he failed to address my concerns and simply pointed to the recently filed financial statements and auditor notes.

3)	You continue to receive monthly payments as Chairman and co-founder. It is not in the best interest of the company and shareholders for you to take monthly payments given the current financial condition of the company. The data / KPI demonstrates that you have never created superior returns / value for Canadian and US shareholders for companies that you are Chairman and/or shareholder.

●	EMERGE – $7.0M market cap.
●	Parvis Invest – $2.7M market cap.
●	Monaghan Fund – $123,000 market cap.
●	American Aires – $20.0M market cap.
●	Apollo Insurance - $0
●	Pineapple Financial - $3.9M market cap.

TOTAL MARKET CAPITALIZATION: $33.9M. None of the above-mentioned companies that you are Chairman and shareholder have reached or will reach $1B+ market capitalization. It is my recommendation that you resign as Chairman and allow Mr. Dasgupta and Mr. Marin along with the board to find a suitable Chairman that has technology experience and created superior returns for Canadian and US shareholders in the public markets.

I ask that Pineapple remove my name from the Pineapple Financial website due to significant reputational risk and contemplated litigation as a result of my position as CEO of Centurion One Capital, a leading independent investment bank in North America.

Kind regards,

Nima